SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2007

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: July 4, 2007	By:	/s/ Nancy C. Gardner

Rule 2.10 Announcements

Reuters Group PLC — Rule 2.10 Announcement

4 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 4 June 2007 it has 1,258,757,815 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

5 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 5 June 2007 it has 1,258,757,815 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

6 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 6 June 2007 it has 1,259,660,307 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

7 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 7 June 2007 it has 1,259,723,241 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

8 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 8 June 2007 it has 1,259,722,821 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

12 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 11 June 2007 it has 1,259,838,417 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

12 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 12 June 2007 it has 1,259,864,923 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

14 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 13 June 2007 it has 1,260,001,712 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

14 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 14 June 2007 it has 1,260,055,798 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

15 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 15 June 2007 it has 1,260,211,276 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

18 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 18 June 2007 it has 1,260,261,660 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

19 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 19 June 2007 it has 1,260,261,660 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

20 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 20 June 2007 it has 1,260,970,122 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

22 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 21 June 2007 it has 1,260,981,442 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

25 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 25 June 2007 it has 1,261,317,080 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

26 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 26 June 2007 it has 1,261,343,251ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

27 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 27 June 2007 it has 1,261,370,601 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement

28 June 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 28 June 2007 it has 1,261,370,601 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary MartinGeneral
Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Other Regulatory Announcements for June 2007

4 June 2007

Reuters Group PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

This notification relates to both transactions notified in accordance with Disclosure Rule 3.1.4R(1)(a) and section 324 (as extended by section 328) of the Companies Act 1985.

On 1 June 2007, each of Thomas Glocer, David Grigson and Devin Wenig, all executive directors of Reuters, exercised their Save As You Earn Plan options granted in 2004 over 1,200 Ordinary shares of 25p in the capital of Reuters Group PLC. All the shares were retained.

After these transactions the executive directors’ interests in ordinary shares is as follows:

Director	Shares held	Share awards under long term incentives	Share Options

Thomas Glocer	723,002	3,148,505	7,176,728
David Grigson	186,625	763,468	2,015,992
Devin Wenig	217,219	913,468	2,532,471

These holdings do not exceed 1% of the issued share capital of the company.

Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

26 June 2007.	Notification of Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

REUTERS GROUP PLC

2. Reason for the notification:

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation:

Jeffrey W. Ubben
ValueAct Capital Management, LLC
ValueAct Capital Management, L.P.

4. Full name of shareholder(s) (if different from 3.):

(i) ValueAct Capital Master Fund, L.P.
(ii) ValueAct Capital Master Fund III, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

22/06/2007

6. Date on which issuer notified:

25/06/2007

7. Threshold(s) that is/are crossed or reached:

8%

8. Notified details:

A: Voting rights attached to shares

	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
			Direct	Direct	Indirect	Direct	Indirect

i. Ordinary Shares	79,363,763	79,363,763			89,155,783		7.08%
ii. Ordinary Shares	10,437,449	10,437,449			11,525,450		0.92%
Aggregate Ordinary Shares	89,801,212	89,801,212			100,681.233		8.00%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise / Conversion Period / Date	Number of voting rights that may be acquired if the instrument is exercised / converted	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights

100,681,233	8.0%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (89,155,783 ordinary shares) and ValueAct Capital Master Fund III, L.P. (11,525,450 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P and ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.

26 June 2007.	Notification of Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

REUTERS GROUP PLC

2. Reason for the notification:

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation:

ValueAct Capital Master Fund, L.P.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

22/06/2007

6. Date on which issuer notified:

25/06/2007

7. Threshold(s) that is/are crossed or reached:

7%

8. Notified details:

A: Voting rights attached to shares

	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
			Direct	Direct	Indirect	Direct	Indirect

Ordinary Shares	77,113,763	77,113,763	89,155,783	89,155,783		7.08%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise / Conversion Period / Date	Number of voting rights that may be acquired if the instrument is exercised / converted	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
89,155,783	7.08%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (89,155,783 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P.. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC an controls those entities.

28 June 2007.   Reuters to Acquire European Fund Research Specialist

FERI FUND MARKET INFORMATION LTD
Feri to focus on international expansion of fund rating business

LONDON – Reuters (LSE: RTR; NASDAQ: RTRSY) today announced that it has entered into an agreement to acquire Feri Fund Market Information Ltd (FERI FMI) and its fund database subsidiary, FI Datenservice GmbH (FID), from Feri Rating and Research GmbH, subject to the final approval of the German Federal Cartel Office. At the same time, Feri Rating and Research announced the expansion of its international rating activities on the basis of an extended database to be delivered by Lipper, Reuters specialist fund subsidiary.

London-based Feri Fund Market Information Ltd specialises in mutual fund analysis and research in the European domestic and cross-border fund markets. FID’s Investbase product is a leading source of mutual fund data and analytical tools in German-speaking markets. The value of the gross assets to be acquired in this transaction is €3 million (as at 30 April 2007). The businesses once acquired will be combined within Lipper.

The acquisition is part of Reuters core growth strategy for Lipper to deliver high value content and insight alongside its current fund research and analysis. As part of this agreement, Lipper will also become the primary supplier of investment fund data to Feri Finance AG, allowing its Rating & Research division to expand its services internationally in line with its strategic growth plans.

Michael Peace, Reuters Global Head of Research & Asset Management and CEO of Lipper, said: "The Feri FMI team and businesses are a great addition to Lipper’s global funds operation and will play a key part in delivering real insight to the funds industry. The fit is great; bringing Reuters and Lipper’s distribution together with the skills, relationships and expertise of the FMI team. Customers will also benefit from the combined operation, particularly those in German-speaking markets."

Helmut Knepel, CEO of Feri Rating and Research said: "The ability to draw upon Lipper’s global data collection expertise will enable Feri to enlarge its fund rating and fund research business first on a pan-European and then on a fully international basis. Feri’s fund rating activities require two ingredients; high quality fund data and broad expertise in qualitative fund analysis. By working with Lipper we know we are securing the former, allowing us to focus even more strongly on broadening and deepening the leading-edge analysis services we offer."

Contacts:
Clare Arber, Lipper European Media Manager
Email: clare.arber@reuters.com
Tel: +44 20 7542 6256